Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Excellon Resources Inc. (“Excellon” or the “Company”)

10 King Street East, Suite 200

Toronto, ON M5C 1C3

2.	Date of Material Change

January 8, 2023.

3.	News Release

A news release with respect to the material change referred to in this material change report was disseminated by Excellon on January 9, 2023 through Cision Newswire and was subsequently filed under the Company’s issuer profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

4.	Summary of Material Change

On January 8, 2023, the Company entered into a definitive acquisition agreement (the “Agreement”) to indirectly acquire the permitted, past-producing La Negra Mine (“La Negra”) located in Querétaro State, Mexico from Dalu S.à r.l. (the “Seller”), an entity owned by an investment fund managed by Orion Resource Partners (“Orion”) for aggregate consideration of US$50 million (the “Aggregate Consideration”). The Aggregate Consideration consists of upfront payments totalling US$20 million, payable in common shares of the Company (“Excellon Shares”), and a further US$30 million of deferred, contingent consideration payable in Excellon Shares or in cash at the Company’s option, following the restart of commercial production at La Negra (the “Acquisition”).

Concurrent with the execution of the Agreement, the Company entered into a binding term sheet with holders representing approximately 66 2/3% of the principal amount of outstanding convertible debentures (the “Debentures”) providing for, among other things: i) the conversion of 25% of the Debentures into Excellon Shares at a conversion price of C$0.48 per Excellon Share; and ii) extending the maturity of remaining principal outstanding of the Debentures upon closing the Acquisition (the “Debenture Restructuring Term Sheet”) and repricing their conversion price to C$0.535 per Excellon Share.

In connection with the Acquisition, the Company intends to complete a subscription receipt financing by way of a private placement for proceeds of at least US$10 million (the “Closing Private Placement”).

5.	Full Description of Material Change

On January 8, 2023, the Company entered into the Agreement to indirectly acquire La Negra for the Aggregate Consideration. 60% of the Aggregate Consideration is payable to the Seller in respect of the acquisition of the outstanding shares of Minera La Negra, S.A de C.V. (“MLN”) owned by the Seller, the Mexican company that holds title to La Negra, and 40% of the Aggregate Consideration is payable to Grupo Desarrollador Migo, S.A.P.I. de C.V. (“M Grupo”) in satisfaction of the termination of an existing joint venture arrangement regarding MLN (the “La Negra JV Termination”).

Upon closing of the Acquisition, Excellon will issue the Seller and M Grupo an aggregate of 56,191,666 Excellon Shares at a price of C$0.48 per Excellon Share (33,715,000 Excellon Shares to be issued to the Seller and 22,476,666 to be issued to a subsidiary of M Grupo), for a deemed value of US$20 million (the “Closing Date Consideration Shares”).

In addition, Excellon has agreed that it will pay aggregate deferred, consideration of US$30 million through two payments (the “Deferred Consideration Payments”) to the Seller and M Grupo: i) within three days after the declaration of commercial production at La Negra, Excellon will pay an aggregate of US$15 million to the Seller and M Grupo; and ii) twelve months after the declaration of commercial production at La Negra, Excellon will make a further aggregate payment of US$15 million to the Seller and M Grupo.

The Agreement provides that commercial production at La Negra will be achieved upon the restart of La Negra and the associated plant and the production of saleable concentrate for three consecutive months at 75% of the nameplate capacity of the plant. Excellon may, at its sole election, satisfy either or both Deferred Consideration Payments by issuing Excellon Shares at a price equal to the 20-day volume-weighted average trading price for the Excellon Shares on the Toronto Stock Exchange (the “TSX”) ending on the day prior to the issuance of such Excellon Shares, or in cash.

As a result of the Acquisition, it is expected that Orion and M Grupo will become significant shareholders of Excellon. Upon completion of the issuance of the Closing Date Consideration Shares, it is expected that the Seller and M Grupo will hold approximately 26% and 17%, respectively, of the then issued and outstanding Excellon Shares, depending on the aggregate number of Excellon Shares issued pursuant to the Company’s anticipated Closing Private Placement. In recognition of their significant anticipated holdings of Excellon Shares, the Company has agreed to enter into an investor rights agreement with Orion and M Grupo upon closing of the Acquisition. The investor rights agreement will, among other things, provide each of Orion and M Grupo with the right to nominate one qualifying individual to the board of directors of the Company, customary registration rights, participation rights and the right to participate in a technical committee regarding La Negra. The investor rights agreement will also require that Orion and M Grupo vote in accordance with management proposals to Excellon shareholders that are approved by the Company’s independent directors, other than in respect of matters requiring supermajority approval, for a period of 18 months following closing of the Acquisition. The Closing Date Consideration Shares will be subject to the following restrictions on resale pursuant to the investor rights agreement: (i) 25% will be restricted for a period of twelve months from closing of the Acquisition, (ii) an additional 25% will be restricted for a period of fifteen months from closing of the Acquisition, and (iii) 50% will be restricted for a period of eighteen months from closing of the Acquisition.

2

Concurrent with the execution of the Agreement, the Company entered into the Debenture Restructuring Term Sheet.

In addition, prior to closing of the Acquisition, Excellon intends to complete the Closing Private Placement. The Closing Private Placement is expected to be an offering of subscription receipts, with proceeds being placed into escrow pending closing of the Acquisition. Proceeds from the Closing Private Placement would be expected to be released from escrow upon closing of the Acquisition. Proceeds of the Closing Private Placement will be used to fund development activities for the planned restart of mining operations at La Negra and for general corporate purposes.

Completion of the Acquisition is subject to approval of the TSX. As the Excellon Shares to be issued in connection with the Acquisition will exceed 25% of the issued and outstanding Excellon Shares and as the Acquisition will result in Orion holding sufficient shares to materially affect control of Excellon (within the meaning of applicable requirements of the TSX), approval by at least 50.1% of Excellon shareholders is required under the TSX listing rules. Excellon expects to convene a special meeting of Excellon shareholders to consider and approve the issuance of Excellon Shares in connection with the Acquisition and related matters by April 15, 2023. Completion of the Acquisition is expected to occur on or before April 30, 2023. Additional information regarding the Acquisition will be provided in the Company’s management information circular in connection with the special meeting.

The Agreement and the transactions contemplated therein are subject to customary conditions for transactions of similar size including receipt of Excellon shareholder approval, conditional listing approval of the TSX, the La Negra JV Termination, completion of the Debenture restructuring and delisting of Excellon Shares from the NYSE American and deregistration with the U.S. Securities and Exchange Commission which the Company has previously announced by separate news release.

3

The Board of Directors of Excellon considered and unanimously approved the entering into the Agreement and the completion of the transactions contemplated by the Agreement. Prior to the entering into of the Agreement, Cormark Securities Inc. provided an independent fairness opinion to the Board of Directors of Excellon stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Acquisition is fair, from a financial point of view, to Excellon.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Nicholas J. Hayduk, Chief Legal Officer & VP, Corporate Affairs

Excellon Resources Inc.

Phone:	(416) 364-1130
Email:	info@excellonresources.com

9.	Date of Report

January 18, 2023.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this material change report constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipated”, “assumption”, “committing”, “demonstrate”, “developing”, “estimate”, “expected”, “exploration”, “factors”, “favourable”, “feasibility”, “focus”, “forecast”, “forward”, “future”, “may”, “could”, “believes”, “need”, “plan”, “potential”, “project”, “promising”, “subject to”, “trend”, “upon”, “upside”, and “will”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, may, could, should, will (or not) be achieved, occur, provide or result in the future. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include, without limitation, statements regarding the Acquisition and the details and merits thereof; the restructuring of the Debentures (including terms, implications and required approvals thereof); the Closing Private Placement (including timing thereof, the closing and use of proceeds thereof), and the anticipated timing of completion of the Acquisition (including TSX and shareholder approval and timing). Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance.

4

Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the Company’s annual information form dated March 31, 2022 (“2022 AIF”), and the risks, uncertainties, contingencies and other factors identified in this material change report, the Management’s Discussion & Analysis of Financial Results for the three and nine months ended September 30, 2022 (together with the accompanying financial statements for the same period, the “Q3 2022 Financial Disclosure”), the Company’s Management’s Discussion and Analysis, and accompanying financial statements, for the year ended December 31, 2021 and prior quarters ended in 2022 (collectively, the “FYE 2021 and Prior 2022 Financial Disclosure”), the news release referenced in this material change report and the Company’s other applicable public disclosure. The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this material change report are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the Q3 2022 Financial Disclosure, the FYE 2021 and Prior 2022 Financial Disclosure, the 2022 AIF, the news release referenced in this material change report and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this material change report (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

5